Exhibit 99.6

Consent of Meyers Norris Penny LLP, Chartered Accountants

To the Board of Directors

CANADIAN SUPERIOR ENERGY INC.

We hereby consent to the use in the Annual Report on Form 40-F of:

–

our Auditors’ Report dated March 27, 2008 with respect to the consolidated balance sheets of Canadian Superior Energy Inc. (the “Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2007; and

–	our Report of Independent Registered Public Accounting Firm dated March 27, 2008 on the effectiveness of internal control over financial reporting as at December 31, 2007;

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.

/s/ Meyers Norris Penny LLP

Chartered Accountants

Calgary, Canada

March 27, 2008